FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of March, 2009

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Notice Regarding Changes in Directors and Corporate Auditors

2.	[English Translation]

Issue of Straight Bonds by a Consolidated Subsidiary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: March 5, 2009	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
February 27, 2009
Notice Regarding Changes in Directors and Corporate Auditors
Mitsui Sumitomo Insurance Group Holdings, Inc. and Mitsui Sumitomo Insurance Company, Limited hereby announce that the companies have each resolved at the meeting of the Board of Directors held on February 27, 2009, on changes in directors and corporate auditors as follows:

[Mitsui Sumitomo Insurance Group Holdings, Inc.]

1. Change in Representative

Not applicable.

2. Change in other Directors

(1)	Candidate for Directors (To assume office following a shareholders’ meeting scheduled late June, 2009)

	Director Managing Executive Officer	Shuhei Horimoto	Managing Executive Officer

(2)	Director to Retire (March 31, 2009)

		Toshihiro Nakagawa	Senior Managing Director
(To become Corporate Auditor (full-time) of Mitsui Sumitomo Insurance Company, Limited)

3. Change in Executive Officers

Mitsui Sumitomo Insurance Group Holdings, Inc. has resolved to appoint Executive Officers from April 1, 2009, in order to enhance its corporate governance.

Candidates for Executive Officers (To assume office April 1, 2009)

	President and Director President and CEO	Toshiaki Egashira	President and Director

	Director Vice President Executive Officer	Hiromi Asano	Director

	Vice President Executive Officer	Kazuo Kondo	Senior Executive Officer of Mitsui Sumitomo Insurance Company, Limited

	Director Senior Executive Officer	Isamu Endo	Senior Managing Director

	Director Senior Executive Officer	Yasuyoshi Karasawa	Director

	Director Senior Executive Officer	Susumu Fujimoto	Director

	Director Managing Executive Officer	Katsuaki Ikeda	Director

	Director Managing Executive Officer	Hitoshi Ichihara	Director

	Managing Executive Officer	Katsuhiko Kaneyoshi	Managing Executive Officer of Mitsui Sumitomo Insurance Company, Limited

	Managing Executive Officer	Shuhei Horimoto	Executive Officer of Mitsui Sumitomo Insurance Company, Limited

[Mitsui Sumitomo Insurance Company, Limited]

1. Change in Representative

Not applicable.

2. Change in other Directors and Corporate Auditors

(1)	Candidates for Directors (To assume office following an extraordinary shareholders’ meeting scheduled April 1, 2009)

	Director Managing Executive Officer	Shuhei Horimoto	Executive Officer General Manager of Kyushu Div. and General Manager for Claims Support Innovation, Kyushu Div.

	Director Executive Officer General Manager of Corporate Planning Dept.	Shiro Fujii	Executive Officer General Manager of Corporate Planning Dept.

(2)	Directors to Retire (March 31, 2009)

		Koichi Kubota	Director Managing Executive Officer
(To become Corporate Auditor (full-time))

		Yukihiro Kawazu	Director Managing Executive Officer General Manager of Claims Div.
(To become Special Advisor)

(3)	Candidates for Corporate Auditors (To assume office following an extraordinary shareholders’ meeting scheduled April 1, 2009)

	Corporate Auditor (full-time)	Toshihiro Nakagawa	Senior Executive Officer of Mitsui Sumitomo Insurance Group Holdings, Inc.

	Corporate Auditor (full-time)	Koichi Kubota	Director Managing Executive Officer

(4)	Corporate Auditor to Retire (March 31, 2009)

		Kenichi Enami	Corporate Auditor (full-time)

		Takashi Yamashita	Corporate Auditor

3. Change in Executive Officers

(1)	Candidates for Executive Officers (To assume office April 1, 2009)

	Executive Officer General Manager of Hokkaido Div. and General Manager for Claims Support Innovation, Hokkaido Div.	Shingo Watanabe	Associate Director General Manager of Compliance Dept.

	Executive Officer General Manager of Kansai Commercial Production Dept. 1st, Kansai Commercial Business Div.	Hideyuki Juge	Associate Director General Manager of Osaka Commercial Production Dept. 1st, Osaka Commercial Business Div.

	Executive Officer General Manager of Kanagawa & Shizuoka Div. and General Manager for Claims Support Innovation, Kanagawa & Shizuoka Div.	Makoto Murato	General Manager of Nagoya Commercial Production Dept. 1st, Nagoya Commercial Business Div.

	Executive Officer General Manager of Human Resources Dept.	Motoki Sakura	General Manager of Human Resources Dept.

	Executive Officer General Manager of Chubu Div. and General Manager for Claims Support Innovation, Chubu Div.	Takashi Kuroda	General Manager of Shinjuku Branch, Tokyo Div.

	Executive Officer General Manager of Kyushu Div. and General Manager for Claims Support Innovation, Kyushu Div.	Akihiko Ito	General Manager of Tokyo Commercial Production Dept. 5th, Tokyo Commercial Business Div. 1st

	Executive Officer General Manager of Tohoku Div. and General Manager for Claims Support Innovation, Tohoku Div.	Junichi Otomori	General Manager of Non-Marine Claims Administration Dept., Claims Div.

(2)	Executive Officers to Retire (March 31, 2009)

		Hideharu Nishida	Managing Executive Officer General Manager of Osaka Commercial Business Div. and General Manager for Claims Support Innovation, Osaka Commercial Business Div.
(To become President and Director of MSK Insurance Center Company, Limited)

		Keizo Yamamoto	Managing Executive Officer General Manager of Kanagawa & Shizuoka Div. and General Manager for Claims Support Innovation, Kanagawa & Shizuoka Div.
(To become President and Director of MSK Shoji Company, Limited)

		Makoto Toyoshima	Executive Officer General Manager of Chiba & Saitama Div. and General Manager for Claims Support Innovation, Chiba & Saitama Div.
(To become Director, Senior Executive Officer of Mitsui Sumitomo Kirameki Life Insurance Company, Limited)

		Yukio Higuchi	Executive Officer General Manager of Chubu Div. and General Manager for Claims Support Innovation, Chubu Div.
(To become Representative Director and President of Mitsui Sumitomo MetLife Insurance Co., Ltd.)

(3)	Executive officers to be promoted (April 1, 2009)

	Director Vice President Executive Officer	Hiromi Asano	Director Senior Executive Officer

Vice President Executive Officer
General Manager of Financial & Governmental Institutions Business Promotion Div. and General Manager for Claims Support Innovation, Financial & Governmental Institutions Business Promotion Div.
General Manager of Underwriting Div.
General Manager of Claims Div.	Kazuo Kondo	Senior Executive Officer
General Manager of Financial & Governmental Institutions Business Promotion Div. and General Manager for Claims Support Innovation, Financial & Governmental Institutions Business Promotion Div.
General Manager of Underwriting Div.

	Director Senior Executive Officer	Susumu Fujimoto	Director Managing Executive Officer

Managing Executive Officer
General Manager of Tokyo Automobile Div. and General Manager for Claims Support Innovation, Tokyo Automobile Div.
General Manager of Automobile Business Promotion Div. and General Manager for Claims Support Innovation, Automobile Business Promotion Div.	Mitsuaki Matsumoto	Executive Officer
General Manager of Tokyo Automobile Div. and General Manager for Claims Support Innovation, Tokyo Automobile Div.
General Manager of Automobile Business Promotion Div. and General Manager for Claims Support Innovation, Automobile Business Promotion Div.

	Managing Executive Officer General Manager of East Asia and India Div.	Susumu Ichihara	Executive Officer General Manager of East Asia and India Div.

	Managing Executive Officer General Manager of Tokyo Commercial Business Div. 2nd and General Manager for Claims Support Innovation, Tokyo Commercial Business Div. 2nd	Masaaki Nishikata	Executive Officer General Manager of Hokkaido Div. and General Manager for Claims Support Innovation, Hokkaido Div.

	Managing Executive Officer General Manager of Chugoku Div. and General Manager for Claims Support Innovation, Chugoku Div.	Yasuo Kishimoto	Executive Officer General Manager of Chugoku Div. and General Manager for Claims Support Innovation, Chugoku Div.

	Director Managing Executive Officer	Shuhei Horimoto	Executive Officer General Manager of Kyushu Div. and General Manager for Claims Support Innovation, Kyushu Div.

Supplement

The management (directors and executive officers) and corporate auditors of Mitsui Sumitomo Insurance Group Holdings, Inc. (As of late June, 2009)

Chairman and Director	Yoshiaki Shin

President and Director President and CEO (Representative Director)	Toshiaki Egashira

Director Vice President Executive Officer	Hiromi Asano

Vice President Executive Officer	Kazuo Kondo

Director Senior Executive Officer	Isamu Endo

Director Senior Executive Officer	Yasuyoshi Karasawa

Director Senior Executive Officer	Susumu Fujimoto

Director Managing Executive Officer	Katsuaki Ikeda

Director Managing Executive Officer	Hitoshi Ichihara

Managing Executive Officer	Katsuhiko Kaneyoshi

Director Managing Executive Officer	Shuhei Horimoto

Outside Director	Eiko Kono

Outside Director	Kenji Koroyasu

Outside Director	Iwao Taka

Outside Director	Toshihiko Seki

Corporate Auditor (full-time)	Takashi Yamashita

Corporate Auditor (full-time)	Yoshio Iijima

Outside Corporate Auditor	Sosuke Yasuda

Outside Corporate Auditor	Daiken Tsunoda

The management (directors and executive officers) and corporate auditors of Mitsui Sumitomo Insurance Company, Limited. (As of April 1, 2009)

Chairman and Director	Yoshiaki Shin

President and Director President and CEO (Representative Director)	Toshiaki Egashira

Director Vice President Executive Officer	Hiromi Asano

Vice President Executive Officer
General Manager of Financial & Governmental Institutions Business Promotion Div. and General Manager for Claims Support Innovation, Financial & Governmental Institutions Business Promotion Div.
General Manager of Underwriting Div.
General Manager of Claims Div.
Kazuo Kondo

Senior Executive Officer General Manager of Nagoya Commercial Business Div. and General Manager for Claims Support Innovation, Nagoya Commercial Business Div.	Ichiro Iijima

Director Senior Executive Officer	Yasuyoshi Karasawa

Director Senior Executive Officer	Susumu Fujimoto

Director Managing Executive Officer General Manager of Financial Service Div.	Katsuaki Ikeda

Director Managing Executive Officer	Hitoshi Ichihara

Managing Executive Officer General Manager of Kansai Commercial Business Div. and General Manager for Claims Support Innovation, Kansai Commercial Business Div.	Toshio Irie

Managing Executive Officer General Manager of Tokyo Div. and General Manager for Claims Support Innovation, Tokyo Div.	Hironobu Nanba

Managing Executive Officer General Manager of Kansai Div. and General Manager for Claims Support Innovation, Kansai Div.	Koji Amano

Managing Executive Officer General Manager of Kanto & Koshinetsu Div. and General Manager for Claims Support Innovation, Kanto & Koshinetsu Div.	Junichi Ui

Managing Executive Officer General Manager of Tokyo Commercial Business Div. 1st and General Manager for Claims Support Innovation, Tokyo Commercial Business Div. 1st	Masamichi Irie

Managing Executive Officer	Katsuhiko Kaneyoshi

Managing Executive Officer
General Manager of Tokyo Automobile Div. and General Manager for Claims Support Innovation, Tokyo Automobile Div.
General Manager of Automobile Business Promotion Div. and General Manager for Claims Support Innovation, Automobile Business Promotion Div.
Mitsuaki Matsumoto

Managing Executive Officer General Manager of East Asia and India Div.	Susumu Ichihara

Managing Executive Officer General Manager of Tokyo Commercial Business Div. 2nd and General Manager for Claims Support Innovation, Tokyo Commercial Business Div. 2nd	Masaaki Nishikata

Managing Executive Officer General Manager of Chugoku Div. and General Manager for Claims Support Innovation, Chugoku Div.	Yasuo Kishimoto

Director Managing Executive Officer	Shuhei Horimoto

Executive Officer General Manager of Shikoku Div. and General Manager for Claims Support Innovation, Shikoku Div.	Hirofusa Matsukuma

Executive Officer General Manager of Chiba & Saitama Div. and General Manager for Claims Support Innovation, Chiba & Saitama Div.	Jun Utamaru

Executive Officer Mitsui Sumitomo Marine Management (U.S.A.) Inc. CEO	Tetsuro Kihara

Executive Officer General Manager of Information Technology Planning Dept.	Toshihide Okazaki

Executive Officer MSIG Holdings (Asia) Pte. Ltd. CEO	Atsushi Yagi

Executive Officer Deputy General Manager of Underwriting Div. and General Manager of Automobile Underwriting Dept.	Seiichi Ota

Executive Officer General Manager of Corporate Quality Control Dept.	Noriyuki Hara

Executive Officer General Manager of Kansai Automobile Div. and General Manager for Claims Support Innovation, Kansai Automobile Div.	Yuji Nishio

Director Executive Officer General Manager of Corporate Planning Dept.	Shiro Fujii

Executive Officer General Manager of Hokkaido Div. and General Manager for Claims Support Innovation, Hokkaido Div.	Shingo Watanabe

Executive Officer General Manager of Kansai Commercial Production Dept. 1st, Kansai Commercial Business Div.	Hideyuki Juge

Executive Officer General Manager of Kanagawa & Shizuoka Div. and General Manager for Claims Support Innovation, Kanagawa & Shizuoka Div.	Makoto Murato

Executive Officer General Manager of Human Resources Dept.	Motoki Sakura

Executive Officer General Manager of Chubu Div. and General Manager for Claims Support Innovation, Chubu Div.	Takashi Kuroda

Executive Officer General Manager of Kyushu Div. and General Manager for Claims Support Innovation, Kyushu Div.	Akihiko Ito

Executive Officer General Manager of Tohoku Div. and General Manager for Claims Support Innovation, Tohoku Div.	Junichi Otomori

Outside Director	Eiko Kono

Outside Director	Kenji Koroyasu

Outside Director	Iwao Taka

Corporate Auditor (full-time)	Kazuo Araya

Corporate Auditor (full-time)	Toshihiro Nakagawa

Corporate Auditor (full-time)	Koichi Kubota

Outside Corporate Auditor	Sosuke Yasuda

Outside Corporate Auditor	Megumi Suto

Outside Corporate Auditor	Kuniaki Nomura

[English Translation]
March 4, 2009
Mitsui Sumitomo Group Holdings, Inc.
Issue of Straight Bonds by a Consolidated Subsidiary
Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Company”) hereby announces that today Mitsui Sumitomo Insurance Company, Limited, a consolidated subsidiary of the Company, has resolved to issue straight bonds as the attachment.

Attachment
March 4, 2009
Mitsui Sumitomo Insurance Company, Limited
Issue of Straight Bonds
Mitsui Sumitomo Insurance Company, Limited hereby announces that today it resolved the conditions for the issue of the Mitsui Sumitomo Insurance Company, Limited 4th Series Unsecured Bonds (ranking pari passu among themselves) as follows.
Mitsui Sumitomo Insurance Company, Limited 4th Series Unsecured Bonds (ranking pari passu among themselves):

(1)	Aggregate Amount of Issue Price	:	JPY 65 billion
(2)	Denomination	:	JPY 100 million
(3)	Amount of Issue	:	JPY 99.95 per JPY 100 at par
(4)	Interest rate	:	1.74% per annum
(5)	Term	:	5 years
(6)	Offering Period	:	March 4, 2009
(7)	Payment Date	:	March 13, 2009
(8)	Maturity	:	March 20, 2014
(9)	Interest Payment Date	:	Interest will be payable on 20th of March and September each year
(10)	Co-Lead Managers	:	Daiwa Securities SMBC Co. Ltd., Nomura Securities Co., Ltd., Nikko Citigroup Limited,
(11)	Underwriters	:	Mitsubishi UFJ Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., SMBC Friend Securities Co., Ltd.
(12)	Fiscal Agent	:	Sumitomo Mitsui Banking Corporation
(13)	Use of Proceeds	:	Operation purpose, bond redemption funds and long-term investible funds
(14)	Rating	:	AA (Remains on a rating monitor with a view to downgrading) Rating and Investment Information Inc. AA (Negative) Standard & Poor’s Ratings Services

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.